Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On February 18, 2010, the Chicago Board Options Exchange, Incorporated issued the following information circular.

Information Circular IC10-51

Date:	February 18, 2010

To:	CBOE Members and Staff

From:	Office of the Chairman

Re:	Strategic and Competitive Update

This letter covers significant developments that have transpired at CBOE since our last semi-annual letter to members and staff in July 2009.  First, we would like to take a moment to acknowledge an important milestone in CBOE’s history.

The Exercise Right dilemma was an enormous obstacle to CBOE’s demutualization, the removal of which would not have been achieved without the hard work and considerable talent of CBOE staff, floor directors, board of directors and advisors. Likewise, CBOE would not have been able to thrive as an exchange — in the midst of the many distractions and setbacks — without the ongoing contribution of staff and the ability and willingness of CBOE members to successfully compete, day in and day out. Most certainly, we would not now be preparing to write the next chapter in CBOE’s great history without the continued support of both members and staff. We thank you for your efforts and congratulate you on this achievement.

The remainder of this letter, as is customary, will recap CBOE’s strategic direction and provide a competitive update, including a Washington review and a status report on CBOE volume and market share, profitability, new products, recent business developments and enhancements to our market model.

I. REVIEW OF CBOE’S STRATEGIC DIRECTION

Path to Demutualization

Dismissal of Exercise Right Appeals

As announced in late November 2009, CBOE and the parties appealing in the Exercise Right litigation reached a settlement. Subsequently, on December 2, 2009, the Delaware Supreme Court approved the dismissal of the appeals to the Exercise Right settlement. The dismissal constituted the final approval of the class settlement of the Exercise Right litigation, removing that litigation as an obstacle to CBOE’s demutualization. For additional information, refer to Information Circulars IC09-348 and IC09-349 at www.cboe.org/Legal/crclInfo.aspx.

CBOE is now working on completing the demutualization. Our goal, subject to a member vote in favor of demutualization and regulatory approval, and barring any unforeseen circumstances, is to complete the demutualization by the end of the second quarter of 2010. We will communicate with you as soon as we are able regarding our post-demutualization plans.

CBOE’s For-Profit Transition

2009 Unaudited Financial Results

For the full-year 2009, CBOE reported total operating revenues of $426.1 million, a two-percent increase compared with operating revenues of $416.8 million in 2008.  This increase primarily resulted from higher access fees, which were partially offset by lower volume-related transaction fees.  Transaction fees decreased due to lower trading volume and a decrease in the average transaction fee per contract.  Total options contracts traded at CBOE for 2009 were 1.13 billion contracts, a five-percent decline compared with the record 1.19 billion contracts traded in 2008.  CBOE’s average daily trading volume in options was 4.50 million contracts versus 4.72 million contracts in 2008.  Operating expenses were up eight percent in 2009 compared with 2008, the largest portion of this increase was attributable to higher costs for trading volume incentives.  Operating income and net income for the year were $178.6 million and $106.6 million, representing declines of five percent and eight percent, respectively, when compared with 2008’s record financial results.  The decrease in net income reflects the net effect of the eight-percent increase in expenses for the year, partially offset by a two-percent increase in operating revenues and a slightly lower effective tax rate compared with 2008.  The complete report is available in Information Circular IC10-47 at www.cboe.org/Legal/crclInfo.aspx.

Seat Prices

Through 2009, a total of 25 CBOE memberships changed hands.  Seat prices ranged from a low of $1.2 million on March 5, 2009, to a high of $2.8 million on October 19, 2009.  The most recent seat sale, as of this writing, was $2.575 million on February 1, 2010.  By comparison, the last seat sale of 2009 was for $2.5 million on December 8, 2009.

II. COMPETITIVE REVIEW

Washington Update

CBOE’s strong presence in Washington would not be possible without your continued support of CBOE’s Political Action Committee (PAC), and our Washington effort has never been more important. The market meltdown sparked a broad political and public mandate for long overdue regulatory reform, but truly effective reform must be firmly grounded in the facts. CBOE is continually challenged to counter the tendency among some legislators and policymakers — whether for lack of understanding or for political expediency — to oversimplify complex market mechanisms and to lump options in with equities, as though the two markets were one and the same.

Chiefly, your PAC dollars are at work to ensure that objective analysis and empirical data are accurately and fully taken into account in the public debate over regulatory reform. While we will continue to work on numerous specific market issues, some of which are highlighted below, we continually work to remind policymakers and regulators that many of these high-profile issues (flash trading, high frequency trading, etc.) had nothing to do with the market crisis. The tendency to blame “Wall Street” is understandable, but it’s all too easy to blur the distinctions between regulated exchanges and non-regulated markets. Our primary message to policymakers and regulators is that CBOE, like all regulated exchanges, worked flawlessly and continuously throughout the market meltdown.

Regulatory Perspective

The following recaps CBOE’s views on several prominent regulatory issues that are currently in play.  As noted, many of these issues relate to highly nuanced market structures and complex market mechanisms. As the recognized leader in options and regulatory reform advocacy, CBOE’s perspective is frequently sought out by the financial media. Given the heavy volume of such media requests in the last year, CBOE has added an entire section devoted exclusively to regulation in the newly developed CBOE Newsroom, which explores these issues in an in-depth, multi-media format. Please see http://cboenews.com for additional information.

Short Sales

In June and again in September of 2009, CBOE filed comment letters with the SEC stating CBOE’s position on short sales. CBOE’s overriding concern is that some of the more drastic steps proposed to address the potential for abusive naked short selling could actually undercut market stability and further harm the investing public. Specifically, CBOE urged the SEC to take into account the crucial role of options market makers in considering proposed short sales price tests/uptick rules. Absent an exemption for options market makers for hedging purposes, the proposed price tests could impede the ability of options market makers to perform bona fide market making obligations and manage risk. The result could pose serious deterioration in options market quality, with reduced liquidity and wider bid/ask spreads, causing negative consequences for the market and investors alike. The deadline for a decision on short sales by the SEC is open ended; we continue to monitor the situation closely.

Dark Pools

“Dark pools,” electronic liquidity pools that match buy and sell stock interest without exposure to an exchange auction market, are also currently under SEC review. In the options market similar types of matching mechanisms are known as “grey pools,” since all options orders (whether matched in a grey venue or not) ultimately must trade on an exchange, providing some transparency to an otherwise opaque process. CBOE believes that the current lack of regulation and transparency in dark pools poses risk to investors and to the market. The SEC is reviewing dark pools as part of a broader examination of the structure of securities markets.

Flash Orders

Like dark pools, so-called flash orders have also been the subject of much debate and, like dark pools, the use of flash orders in options differs considerably from how they are used in equities. The flash function, as employed in the options arena, enables customers to benefit directly from the highly competitive, quote-driven nature of options trading. Flash allows exchanges to offer enhanced liquidity and allows customers to avoid significant transaction fees levied by certain options exchanges.  Eliminating flash in options would also mean the elimination of price improvement opportunities — while adding execution costs — for public customers.  As a result, a ban on flash orders in the options market would inflate costs for those it seeks to protect, without providing additional investor safeguards. On November 18, 2009, CBOE submitted a comment letter to the SEC voicing its strong opposition to the proposed ban on flash trading in options. CBOE is awaiting the SEC’s response on this issue.

High Frequency Trading

The SEC is currently reviewing high frequency trading (HFT) as part of its review of the overall structure of the securities markets and has issued a concept release (with 90-day comment period) seeking comment on a broad array of issues relating to the equities markets. Before taking regulatory action, it is important to understand what would be accomplished by attempts to limit or otherwise “slow down” trading. Generally speaking, CBOE believes the evolution of HFT has helped narrow spreads and increase market liquidity, efficiencies that benefit all market participants. It does not appear that HFT is in conflict with retail investors, who typically make long-term investing decisions rather than split-second trades. Attempting to limit or somehow slow down high frequency traders is a slippery slope. Trading speed is a competitive factor and U.S. regulated markets must continue to advance technology in order to compete globally. Every new market innovation needs to be monitored for potential abuse, but it is short-sighted — and anti-competitive — to simply regulate technology to the lowest, or slowest, common denominator.

Transaction Tax

In December 2009, CBOE sent a letter to the Illinois Congressional Delegation opposing a proposed transaction tax announced by Representative Peter DeFazio (D-OR). This proposal (H.R. 4191) would place a tax on the trading of stocks, options, futures and other financial instruments, in addition to Section 31 fees. In its letter to the Illinois

Delegation, CBOE warned that the cost of the transaction tax would be passed along to investors, would disproportionately impact Chicago, and would jeopardize the equilibrium of regulated markets. CBOE also appealed for consideration of the dampening effects such a tax would have on market participation and rebuilding our capital markets, and urged lawmakers to consider the added risk of losing business to more “tax-friendly” overseas markets. To read CBOE’s letter, see Information Circular IC09-352 at www.cboe.org/Legal/crclInfo.aspx.

60/40 Tax Treatment

The Obama Administration’s 2011 budget proposal again calls for a repeal of the long-standing “60/40 Rule,” allowing market participants to pay a blend of capital gains and ordinary tax rates on their income (a similar repeal was proposed last year, but was dropped from the final 2010 budget).  The “60/40 Rule” was enacted as compensation for tax consequences posed by the imposition of a mark-to-market tax regime requiring market makers to include as income any gains and losses on options at year’s end, regardless of whether gains had actually been realized. Elimination of “60/40” tax treatment would radically change existing tax laws for options market makers. Its repeal would upset a market balance that has worked well for 26 years, leading to unintended consequences, including wider spreads and increased transaction costs. CBOE has cautioned lawmakers that the increased market making costs would ultimately be passed on to end users. For additional information, we encourage you to read Information Circular IC09-043 at www.cboe.org/legal/crclInfo.aspx.

Volume and Market Share

2009 Volume

2009 was the second most active year in CBOE’s history, with trading volume exceeding one billion contracts for the second consecutive year. CBOE’s 2009 trading volume totaled 1.13 billion contracts, a decrease of five percent from 1.19 billion contracts in 2008. Average daily volume (ADV) at CBOE decreased five percent to 4.5 million contracts from 4.7 million contracts in 2008. CBOE’s equity options volume established a new annual record in 2009 as 634.7 million contracts changed hands, with an ADV of 2.5 million contracts. This ADV is a five-percent increase over the previous year. VIX options volume was another bright spot as VIX trading set a new annual volume record of 33.3 million contracts, up 28 percent from 2008. Coming off of records in 2008, index options and ETF options volume experienced declines in 2009. With 277.3 million contracts traded, ETF options averaged 1.1 million contracts daily, a drop of 16 percent from 2008 ADV.  Index options saw a similar drop during the year as 222.8 million contracts changed hands (ADV of 884,000 contracts), a 14-percent decline.

Market Share

CBOE continues to handle approximately one-third of all industry volume, more than any other U.S. options exchange.  CBOE’s market share in 2009 was 31.4 percent, down 1.9 percentage points from year-end 2008.  Despite a 4.4-percent drop in ETF options market share, index and equity options market share for 2009 were up 2.4 and 0.2 percentage points, respectively. CBOE claimed 91.2-percent market share for cash-settled indexes in the U.S. CBOE has sustained its market share overall by successfully battling for order flow in the equity options arena.

Increasing Business Through a Multi-Asset Platform

CBOE Stock Exchange (CBSX)

CBSX, which will celebrate its third anniversary in March, currently offers trading in nearly 7,200 equities and ETFs. Volume in 2009 rose to 3.93 billion shares, up from 3.60 billion shares in 2008. The Exchange has grown in liquidity and market share by providing a lower-cost, more efficient stock market for hedging options. In addition, CBSX participants now number 180 firms versus 119 at the end of 2008.  CBSX has focused on improving stock execution for options traders at CBOE, in particular, by offering them direct connectivity, enhanced functionality, and other value-added, lower-cost services.

CBOE Futures Exchange (CFE)

Trading volume at CFE in 2009 surpassed the one-million-contract mark for the third straight year. CFE volume totaled 1.15 million contracts, off less than one percent from 2008 when 1.16 contracts changed hands. A new annual record, CBOE Volatility Index (VIX) futures totaled 1.14 million contracts during 2009. During the second half of 2009, CFE experienced substantially higher volume levels than during the earlier part of 2009. From May through November, CFE posted seven consecutive months of average daily volume gains over previous months. In addition, three of the five busiest months ever at the Exchange occurred in September, October and November 2009.

“C2”

In December 2009, the SEC approved CBOE’s exchange application for “C2,” a second CBOE options marketplace. C2’s planned launch in early 2010 has been delayed as CBOE awaits SEC guidance on several key market structure issues, including flash trading.

Hybrid Trading System Update

CBOE made available several new systems enhancements in the second half of 2009, including hardware and software upgrades introduced to improve stability and processing speed. CBOE also expanded its complex order book (COB) to accept combined stock and option orders.

Rule Change for “Professional” Orders

To level the playing field between broker-dealers and individuals who are not broker-dealers, yet “trade like pros,” CBOE introduced a new designation for orders in January 2010. “Professional Orders” emanate from any person or entity who is not a broker or a dealer, but whose trading averages more than 390 orders in listed options per day. Previously, any non-dealer or non-broker was automatically granted “public customer” status and received the benefits conferred by that designation, including price incentives. Professional account holders participate in CBOE’s allocation process on equal terms with broker-dealer orders. For additional information, refer to Regulatory Circular RG09-123 at www.cboe.org/Legal/crclReg.aspx.

Penny Pilot

On September 23, 2009, the SEC announced that it had approved a proposal allowing NYSE Arca to expand the industry-wide Penny Pilot program beyond those classes already included, to the next 300 most-active multiply listed options classes. Although CBOE advocated for a more flexible approach — which considered both the benefits of pennies for customers, as well as the impact on institutional investors and market liquidity — CBOE took the necessary competitive steps and added groups of 75 classes to the penny pilot program on November 2, 2009, and February 1, 2010. Subsequent expansions of 75 classes each are scheduled for May 3 and August 2. For additional information, see Regulatory Circular RG10-16 at www.cboe.org/Legal/crclReg.aspx.

Options Industry Linkage

CBOE completed various systems changes in conjunction with the new options industry linkage program, which began on August 31, 2009.  The new linkage model is based on the Reg NMS structure employed in the equity world, with an Intermarket Sweep Order (ISO) functionality that allow users to trade at a non-NBBO price point on one market, while simultaneously trading against (or sweeping) the full size of all better-priced markets. CBOE also moved outbound linkage routing onto the CBOEdirect trade engine, employing multiple broker-dealers rather than through one central Options Clearing Corporation (OCC) hub, as was previously the case.

Product Innovation

CBOE announced it will launch options on the S&P 500 Dividend Index (DVS) on March 5, 2010. The first contract of its kind in the U.S., DVS options will be listed exclusively at CBOE. The S&P 500 Dividend Index, calculated by Standard & Poor’s, represents the accumulated ex-dividend amounts of all S&P 500 Index component securities over a specified accrual period. Options on the S&P 500 Dividend Index will allow investors to directly hedge risk based on changes in the dividend-paying policies of stocks comprising the S&P 500 Index. Investors will also have the ability to trade the difference between the expected ordinary cash ex-dividend amounts during a specified accrual period and the actual ex-dividend amounts over that time period. For additional details, please see the press release at www.cboe.com/AboutCBOE/PressReleases.aspx.

Exchange Awards

In December 2009, CBOE Chairman Bill Brodsky was awarded the William F. Sharpe Indexing Lifetime Achievement Award at the annual Super Bowl of Indexing Conference for his role in developing index products as risk-management tools. Under Bill’s leadership, CBOE has created numerous strategy-based indexes, including the CBOE S&P 500 BuyWrite Index (BXM), the first major benchmark index for options performance, as well as numerous volatility indexes. He was chosen among hundreds of nominees by a voting committee comprised of the world’s leading academics in the indexing research world. Past CBOE awards at the Super Bowl of Indexing Conference include: in 2008, Joe Levin, CBOE Vice President, Research and Product Development (Lifetime Achievement Award); in 2004, the CBOE S&P 500 BuyWrite Index (Most Innovative Benchmark Index); in 2007, the CBOE S&P 500 PutWrite Index (Most Innovative Benchmark Index); and futures and options on the CBOE Volatility Index (VIX) earned Most Innovative Index Derivative Product in 2004 and 2006, respectively.

In November 2009, CBOE President Ed Joyce received the Anti-Defamation League’s (ADL) Lifetime Achievement Award for his philanthropic and corporate achievements. In granting the award, the ADL cited Ed as a highly regarded leader in Chicago’s financial community who has used his leadership role to promote fairness and opportunity to all. Ed has been actively involved in CBOE’s civic and community programs including the United Way, Greater Chicago Food Depository, and the Working in the Schools (WITS) program, and serves as an advisory board member on the Illinois Council on Economic Education.

Going Forward

Even as CBOE moves one step closer to demutualization, our primary goal continues to be to strengthen CBOE’s competitive position. We are in an unforgiving competitive environment, and CBOE’s future — no matter its business model — depends on the competitive steps we take today. We have lived by that philosophy throughout this journey, and believe in it more firmly now than ever.

We thank you again for your ongoing support and dedication.

Bill Brodsky	Ed Joyce	Ed Tilly	Mark Duffy

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.